Exhibit 99.2

FORM 6

CERTIFICATE OF COMPLIANCE

TO:     CANADIAN SECURITIES EXCHANGE (the “CSE”)

Curaleaf Holdings, Inc. (the “Listed Issuer”) hereby certifies to the CSE that the Listed Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	September 16, 2022

Signed:	/s/ Peter Clateman
(Signature)

Peter Clateman
(Print Name)

Chief Legal Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE

January 2015